

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Cary Baker
Chief Financial Officer
Impinj, Inc.
400 Fairview Avenue North
Suite 1200
Seattle, Washington 98109

      Re: Impinj, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 13, 2023
          File No. 001-37824

Dear Cary Baker:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing